October 27, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Barbara C. Jacobs

Mitchell Austin

Frank Knapp

Christine Dietz

Re:	Altair Engineering Inc.

Registration Statement on Form S-1

File No. 333-220710

Acceleration Request

Requested Date:	October 31, 2017
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”) in connection with the offering pursuant to the above-captioned Registration Statement, hereby join in the request of Altair Engineering Inc. that the effective date of the above-captioned Registration Statement be accelerated to 4:00 pm EST on October 31, 2017, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that between October 19, 2017 and the date hereof, we have distributed approximately 2,662 copies of the preliminary prospectus dated October 19, 2017 to underwriters, dealers, institutions and others.

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours,

As Representatives of the Several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Michael McCullar

Name: Michael McCullar
Title: Executive Director

RBC CAPITAL MARKETS, LLC

By:	/s/ Richard Hooper

Name: Richard Hooper
Title: Managing Director

[SIGNATURE PAGE TO ACCELERATION REQUEST]